SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                              (Amendment No. ___)*


                             Golden Minerals Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    381119106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 March 19, 2010
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)
         [x]   Rule 13d-1(c)
         [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No. 381119106                                       13G                                      Page 2 of 11 Pages

--------------------------------------------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Alan Jeffrey Buick Jr. I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a)|_|
                                                                                        (b)|X|
--------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America

--------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES   5.    SOLE VOTING POWER                                                                        0
BENEFICIALLY OWNED  ------------------------------------------------------------------------------------------------
 BY EACH REPORTING
    PERSON WITH

--------------------------------------------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                                                                   605,167
--------------------------------------------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                                                      0
--------------------------------------------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                                                              605,167
--------------------------------------------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             605,167

--------------------------------------------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                        7.4%(1)
--------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*                                                                  IN
--------------------------------------------------------------------------------------------------------------------



(1)      Based on 8,135,543 outstanding shares of Common Stock as of March 19,
         2010, as reported in the Issuer's Form 424B1 filed with the Securities and Exchange Commission on March 19, 2010, assuming the underwriters for the Issuer (pursuant to an over-allotment option) and a significant shareholder of the Issuer do not elect to purchase shares in the Issuer that they are entitled to purchase.




                                       2
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



CUSIP No. 381119106                                       13G                                      Page 3 of 11 Pages

--------------------------------------------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Trishield Partners LLC I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a)|_|
                                                                                        (b)|X|
--------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

--------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES   5. SOLE VOTING POWER                                                                           0
BENEFICIALLY OWNED  ------------------------------------------------------------------------------------------------
 BY EACH REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                                                                   605,167
--------------------------------------------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                                                      0
--------------------------------------------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                                                              605,167
--------------------------------------------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             605,167

--------------------------------------------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                        7.4%(2)
--------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*                                                                  OO
--------------------------------------------------------------------------------------------------------------------



(2) See footnote (1) above.




                                       3
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




CUSIP No. 381119106                                       13G                                      Page 4 of 11 Pages

--------------------------------------------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Trishield Capital Management LLC I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a)|_|
                                                                                        (b)|X|
--------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

--------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES   5.  SOLE VOTING POWER                                                                          0
BENEFICIALLY OWNED  ------------------------------------------------------------------------------------------------
 BY EACH REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                                                                   605,167
--------------------------------------------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                                                      0
--------------------------------------------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                                                              605,167
--------------------------------------------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             605,167

--------------------------------------------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                        7.4%(3)
--------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*                                                                  OO
--------------------------------------------------------------------------------------------------------------------


(3) See footnote (1) above.





                                       4
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




CUSIP No. 381119106                                       13G                                      Page 5 of 11 Pages

--------------------------------------------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Trishield Distressed Securities Fund LLC
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a)|_|
                                                                                        (b)|X|
--------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

--------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES   5. SOLE VOTING POWER                                                                           0
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                                                                   605,167
--------------------------------------------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                                                      0
--------------------------------------------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                                                              605,167
--------------------------------------------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             605,167

--------------------------------------------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                        7.4%(4)
--------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*                                                                  OO
--------------------------------------------------------------------------------------------------------------------


(4) See footnote (1) above.

         This Schedule 13G (this "Schedule") is filed by (i) Alan Jeffrey Buick Jr., a natural person ("Buick"), (ii) Trishield Partners LLC ("Trishield Partners"), (iii) Trishield Capital Management LLC ("Trishield Capital") and
(iv) Trishield Distressed Securities Fund LLC ("Trishield Fund" and collectively with Buick, Trishield Partners and Trishield Capital, the "Reporting Persons") solely due to the issuance by Golden Minerals Company of additional shares of common stock (the "Common Stock"); the Reporting Persons have not engaged in any transactions in the Common Stock since their statement on Schedule 13D was filed on June 22, 2009 (the "Original Schedule 13D"), although Trishield Fund received a distribution of 602 shares of Common Stock on November 23, 2009 relating to its prior holdings of the Convertible Notes (as defined and described in the Original Schedule 13D) issued by Apex Silver Mines Limited (the predecessor to the Issuer) pursuant to Apex Silver Mines Limited's plan of reorganization. This
Schedule is being filed in accordance with Rule 13d-2(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the Reporting Persons have determined that the provisions of Rule 13d-2(f) of the Exchange Act no longer apply to them with respect to the securities of Golden Minerals Company.

Item 1(a).        Name of Issuer:

                           Golden Minerals Company

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           350 Indiana Street, Suite 800
                           Golden, Colorado 80401

Item 2(a).        Name of Persons Filing:

                           Buick
                           Trishield Partners
                           Trishield Capital
                           Trishield Fund

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
Persons is:

                           230 Park Avenue, 10th Floor
                           New York, NY  10169

Item 2(c).        Citizenship:

                           Buick: New York, United States of America
                           Trishield Partners; Trishield Capital; and Trishield Fund are organized in Delaware, United States of America

Item 2(d).        Title of Class of Securities:

                           Common Stock

Item 2(e).        CUSIP Number:

                   381119106

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240-13d-2(b) or (c), check whether the person filing is
                  a:                Not Applicable

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
         (c) [ ] Insurance company as defined in Section 3(a)(19)of the Act (15 U.S.C. 78c);
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8);
         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)
                 (E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d(Y)1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d- 1(b)(ii)(G);
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
         (k) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(K);

         If filing as a non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
                                                        ------

Item 4.           Ownership.
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

                  A.  Buick
                      -----

                  (a)  Amount beneficially owned:                                                           605,167
                  (b)  Percent of Class:                                                                    7.4%(5)
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                                 0
                      (ii) Shared power to vote or to direct the vote:                                      605,167
                      (iii)Sole power to dispose or direct the disposition of:                                    0
                      (iv) Shared power to dispose or to direct the disposition of                          605,167


                  B.  Trishield Partners
                      ------------------

                  (a)  Amount beneficially owned:                                                           605,167
                  (b)  Percent of Class:                                                                    7.4%(5)
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                                 0
                      (ii) Shared power to vote or to direct the vote:                                      605,167




                      (iii)Sole power to dispose or direct the disposition of:                                    0
                      (iv) Shared power to dispose or to direct the disposition of                          605,167


                  C.  Trishield Capital
                      -----------------

                  (a)  Amount beneficially owned:                                                           605,167
                  (b)  Percent of Class:                                                                    7.4%(5)
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                                 0
                      (ii) Shared power to vote or to direct the vote:                                      605,167
                      (iii)Sole power to dispose or direct the disposition of:                                    0
                      (iv) Shared power to dispose or to direct the disposition of                          605,167


                  D.  Trishield Fund
                      --------------

                  (a)  Amount beneficially owned:                                                           605,167
                  (b)  Percent of Class:                                                                    7.4%(5)
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                                 0
                      (ii) Shared power to vote or to direct the vote:                                      605,167
                      (iii)Sole power to dispose or direct the disposition of:                                    0
                      (iv) Shared power to dispose or to direct the disposition of                          605,167


         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons beneficially owns 605,167 shares of Common Stock, representing approximately 7.4% of the Common Stock. Buick, Trishield Partners and Trishield Capital do not directly own any shares of Common Stock, but each indirectly owns 605,167 shares of Common Stock. Trishield Partners, a Delaware limited liability company, indirectly owns 605,167 shares of Common Stock as the sole managing member of Trishield Fund, a Delaware limited liability company which directly holds 605,167 shares of Common Stock. Trishield Capital, a Delaware limited liability company, indirectly owns 605,167 shares of Common Stock because it serves as the investment manager of Trishield Fund. Buick indirectly owns 605,167 shares of Common Stock in his capacity as sole managing member of Trishield Partners and Trishield Capital.

(5) See footnote 1 above.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2010

                                /s/ Alan Jeffrey Buick Jr.
                                -----------------------------------------------
                                Alan Jeffrey Buick Jr.



                                TRISHIELD PARTNERS LLC


                                By: /s/ Alan Jeffrey Buick Jr.
                                    -------------------------------------------
                                Name: Alan Jeffrey Buick Jr.
                                Title:  Managing Member

                                TRISHIELD CAPITAL MANAGEMENT LLC


                                By: /s/ Alan Jeffrey Buick Jr.
                                    -------------------------------------------
                                Name: Alan Jeffrey Buick Jr.
                                Title:  Managing Member



                                TRISHIELD DISTRESSED SECURITIES FUND LLC
                                By: Trishield Partners LLC, its managing member


                                       By: /s/ Alan Jeffrey Buick Jr.
                                           ------------------------------------
                                       Name: Alan Jeffrey Buick Jr.
                                       Title:  Managing Member






                                  EXHIBIT INDEX


Exhibits

1. Joint Filing Agreement, dated March 25, 2010, among Alan Jeffrey Buick Jr., Trishield Partners LLC, Trishield Capital Management LLC and Trishield Distressed Securities Fund LLC.

                                    EXHIBIT 1




                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of Golden Minerals Company is filed jointly, on behalf of each of them.

Dated:  March 25, 2010


                                /s/ Alan Jeffrey Buick Jr.
                                ------------------------------------------------
                                Alan Jeffrey Buick Jr.



                                TRISHIELD PARTNERS LLC


                                By: /s/ Alan Jeffrey Buick Jr.
                                    --------------------------------------------
                                Name: Alan Jeffrey Buick Jr.
                                Title:  Managing Member



                                TRISHIELD CAPITAL MANAGEMENT LLC


                                By: /s/ Alan Jeffrey Buick Jr.
                                    --------------------------------------------
                                Name: Alan Jeffrey Buick Jr.
                                Title:  Managing Member



                                TRISHIELD DISTRESSED SECURITIES FUND LLC
                                By: Trishield Partners LLC, its managing member


                                       By: /s/ Alan Jeffrey Buick Jr.
                                           -------------------------------------
                                       Name: Alan Jeffrey Buick Jr.
                                       Title:  Managing Member





                                       1
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